Exhibit 99.1

iQIYI Announces Third Quarter 2025 Financial Results

BEIJING, CHINA, November 18, 2025 – iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights

•	Total revenues were RMB6.68 billion (US$938.7 million1), decreasing 8% year over year.

•	Operating loss was RMB121.8 million (US$17.1 million) and operating loss margin was 2%, compared to operating income of RMB238.9 million and operating income margin of 3% in the same period in 2024.

•

Non-GAAP operating loss[2] was RMB21.9 million (US$3.1 million) and non-GAAP operating loss margin was 0.3%, compared to non-GAAP operating income of RMB368.6 million and non-GAAP operating income margin of 5% in the same period in 2024.

•	Net loss attributable to iQIYI was RMB248.9 million (US$35.0 million), compared to net income attributable to iQIYI of RMB229.4 million in the same period in 2024.

•	Non-GAAP net loss attributable to iQIYI[2] was RMB148.2 million (US$20.8 million), compared to non-GAAP net income attributable to iQIYI of RMB479.8 million in the same period in 2024.

“The success of our recent drama hits underscores our consistent ability to amplify IP value through high-quality storytelling and advanced production, to connect with broad audiences, and to build our business model with IP at its core,” commented Mr. Yu Gong, Founder, Director, and Chief Executive Officer of iQIYI. “We continue to scale our IP-centric ecosystem by expanding from online to offline, growing from domestic to overseas markets, and leveraging AI to revolutionize content creation and consumption.”

“Our investments in new initiatives have started to bear fruit, as demonstrated by the robust growth of our overseas operations in recent quarters. Meanwhile, we have maintained our leadership in the domestic market, holding the top position in total drama viewership market share for the third quarter of 2025, according to Enlightent data,” commented Mr. Jun Wang, Chief Financial Officer of iQIYI.

Third Quarter 2025 Financial Highlights

	Three Months Ended
(Amounts in thousands of Renminbi (“RMB”), except for per ADS data, unaudited)	September 30,	June 30,	September 30,
	2024	2025	2025
	RMB	RMB	RMB
Total revenues	7,245,681	6,628,248	6,682,385
Operating income/(loss)	238,921	(46,168)	(121,809)
Operating income/(loss) (non-GAAP)	368,644	58,678	(21,856)
Net income/(loss) attributable to iQIYI, Inc.	229,412	(133,708)	(248,932)
Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	479,787	14,652	(148,180)
Diluted net income/(loss) per ADS	0.24	(0.14)	(0.26)
Diluted net income/(loss) per ADS (non-GAAP)[2]	0.50	0.02	(0.15)

Footnotes:

[1]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB7.1190 as of September 30, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Third Quarter 2025 Financial Results

Total revenues reached RMB6.68 billion (US$938.7 million), decreasing 8% year over year.

Membership services revenue was RMB4.21 billion (US$591.7 million), decreasing 4% year over year, primarily due to a lighter content slate compared to the same period last year.

Online advertising services revenue was RMB1.24 billion (US$174.3 million), decreasing 7% year over year. During the quarter, our brand advertising business achieved solid year-over-year growth, while the increase was offset by the decrease in performance-based advertising business.

Content distribution revenue was RMB644.5 million (US$90.5 million), decreasing 21% year over year. During the quarter, revenue from distribution of theatrical movies invested by iQIYI recorded robust year-over-year growth, while the increase was offset by the decrease in content distribution revenue related to drama series.

Other revenues were RMB585.0 million (US$82.2 million), decreasing 20% year over year, mainly due to the alteration of certain business cooperation arrangement.

Cost of revenues was RMB5.47 billion (US$768.0 million), decreasing 3% year over year. Content costs as a component of cost of revenues were RMB4.04 billion (US$567.9 million), decreasing 1% year over year.

Selling, general and administrative expenses were RMB925.0 million (US$129.9 million), increasing 2% year over year.

Research and development expenses were RMB412.1 million (US$57.9 million), decreasing 8% year over year, primarily due to the decline of personnel-related compensation expenses.

Operating loss was RMB121.8 million (US$17.1 million), compared to operating income of RMB238.9 million in the same period in 2024. Operating loss margin was 2%, compared to operating income margin of 3% in the same period in 2024.

Non-GAAP operating loss was RMB21.9 million (US$3.1 million), compared to non-GAAP operating income of RMB368.6 million in the same period in 2024. Non-GAAP operating loss margin was 0.3%, compared to non-GAAP operating income margin of 5% in the same period in 2024.

Total other expense was RMB85.1 million (US$12.0 million), compared to total other income of RMB8.4 million in the same period in 2024. The year over year variance was primarily due to the fluctuation of exchange rate between the Renminbi and the U.S. dollar, partially offset by the decrease in impairment provision and less interest expenses.

Loss before income taxes was RMB206.9 million (US$29.1 million), compared to income before income taxes of RMB247.3 million in the same period in 2024.

Income tax expense was RMB40.0 million (US$5.6 million), compared to income tax expense of RMB11.5 million in the same period in 2024.

Net loss attributable to iQIYI was RMB248.9 million (US$35.0 million), compared to net income attributable to iQIYI of RMB229.4 million in the same period in 2024. Diluted net loss attributable to iQIYI per ADS was RMB0.26 (US$0.04) for the third quarter of 2025, compared to diluted net income attributable to iQIYI per ADS of RMB0.24 in the same period of 2024.

Non-GAAP net loss attributable to iQIYI was RMB148.2 million (US$20.8 million), compared to non-GAAP net income attributable to iQIYI of RMB479.8 million in the same period in 2024. Non-GAAP diluted net loss attributable to iQIYI per ADS was RMB0.15 (US$0.02), compared to non-GAAP diluted net income attributable to iQIYI per ADS of RMB0.50 in the same period of 2024.

Net cash used for operating activities was RMB267.6 million (US$37.6 million), compared to net cash provided by operating activities of RM242.5 million in the same period of 2024. Free cash flow was negative RMB290.3 million (negative US$40.8 million), compared to free cash flow of RMB234.8 million in the same period of 2024.

As of September 30, 2025, the Company had cash, cash equivalents, restricted cash, short-term investments and long-term restricted cash included in prepayments and other assets of RMB4.88 billion (US$686.0 million). In addition, as of the same date, the Company had a loan of US$522.5 million to PAG, recorded under the line item of amounts due from related parties.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 6:30 AM on November 18, 2025, U.S. Eastern Time (7:30 PM on November 18, 2025, Beijing Time).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10050841-gf2c89.html

It will automatically direct you to the registration page of “iQIYI Third Quarter 2025 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available after the conclusion of the conference call through November 25, 2025.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 855 883 1031
Passcode:	10050841

A live and archived webcast of the conference call will be available at http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement iQIYI’s consolidated financial results presented in accordance with GAAP, iQIYI uses the following non-GAAP financial measures: non-GAAP operating income/(loss), non-GAAP operating income/(loss) margin, non-GAAP net income/(loss) attributable to iQIYI, non-GAAP diluted net income/(loss) attributable to iQIYI per ADS and free cash flow. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

iQIYI believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to the non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to iQIYI’s historical operating performance. The Company believes the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations.

Non-GAAP net income/(loss) attributable to iQIYI, Inc. represents net income/(loss) attributable to iQIYI, Inc. excluding share-based compensation expenses, amortization of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. iQIYI’s share of equity method investments for these non-GAAP reconciling items, primarily amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted net income/(loss) per ADS represents diluted net income/(loss) per ADS calculated by dividing non-GAAP net income/(loss) attributable to iQIYI, Inc, by the weighted average number of ordinary shares expressed in ADS.

Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Income/(Loss)

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Membership services	4,365,955	4,090,126	4,212,294
Online advertising services	1,336,932	1,272,198	1,240,570
Content distribution	814,028	436,578	644,474
Others	728,766	829,346	585,047

Total revenues	7,245,681	6,628,248	6,682,385

Operating costs and expenses:
Cost of revenues	(5,649,836)	(5,292,894)	(5,467,033)
Selling, general and administrative	(907,885)	(959,604)	(925,024)
Research and development	(449,039)	(421,918)	(412,137)

Total operating costs and expenses	(7,006,760)	(6,674,416)	(6,804,194)

Operating income/(loss)	238,921	(46,168)	(121,809)

Other income/(expense):
Interest income	69,044	87,779	83,326
Interest expenses	(256,440)	(235,267)	(220,642)
Foreign exchange gain, net	296,030	100,811	38,434
Share of gains/(losses) from equity method investments	4,627	(1,086)	310
Others, net	(104,867)	(14,134)	13,485

Total other income/(expense), net	8,394	(61,897)	(85,087)

Income/(loss) before income taxes	247,315	(108,065)	(206,896)

Income tax expense	(11,483)	(27,155)	(40,040)

Net income/(loss)	235,832	(135,220)	(246,936)

Less: Net income/(loss) attributable to noncontrolling interests	6,420	(1,512)	1,996

Net income/(loss) attributable to iQIYI, Inc.	229,412	(133,708)	(248,932)

Net income/(loss) attributable to ordinary shareholders	229,412	(133,708)	(248,932)

Net income/(loss) per share for Class A and Class B ordinary shares:
Basic	0.03	(0.02)	(0.04)
Diluted	0.03	(0.02)	(0.04)
Net income/(loss) per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	0.24	(0.14)	(0.26)
Diluted	0.24	(0.14)	(0.26)
Weighted average number of Class A and Class B ordinary shares used in net income/(loss) per share computation:
Basic	6,737,281,504	6,743,563,754	6,747,637,741
Diluted	6,779,359,665	6,743,563,754	6,747,637,741

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands, except for number of shares and per share data)

	December 31, 2024	September 30, 2025
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	3,529,679	3,956,761
Restricted cash	—	1,853
Short-term investments	941,610	114,489
Accounts receivable, net	2,191,178	2,270,954
Prepayments and other assets	2,192,928	2,158,249
Amounts due from related parties	283,123	245,940
Licensed copyrights, net	388,718	609,697

Total current assets	9,527,236	9,357,943

Non-current assets:
Fixed assets, net	877,982	848,211
Long-term investments	2,108,477	1,962,317
Deferred tax assts, net	23,536	16,652
Licensed copyrights, net	6,930,053	6,287,489
Intangible assets, net	289,861	235,696
Produced content, net	14,707,869	14,314,030
Prepayments and other assets	2,913,919	4,592,085
Operating lease assets	609,832	505,970
Goodwill	3,820,823	3,820,823
Amounts due from related parties	3,950,937	3,846,566

Total non-current assets	36,233,289	36,429,839

Total assets	45,760,525	45,787,782

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	6,482,209	6,746,259
Amounts due to related parties	3,239,036	3,429,916
Customer advances and deferred revenue	4,403,686	4,107,725
Convertible senior notes, current portion	242,460	1,477,291
Short-term loans	3,786,901	2,232,484
Long-term loans, current portion	167,987	620,591
Operating lease liabilities, current portion	96,675	83,355
Accrued expenses and other liabilities	3,058,379	2,589,050

Total current liabilities	21,477,333	21,286,671

Non-current liabilities:
Long-term loans	1,036,835	3,223,894
Convertible senior notes	8,350,570	6,754,934
Amounts due to related parties	59,226	43,757
Operating lease liabilities	461,974	349,651
Other non-current liabilities	1,000,823	795,662

Total non-current liabilities	10,909,428	11,167,898

Total liabilities	32,386,761	32,454,569

Shareholders’ equity:
Class A ordinary shares	238	239
Class B ordinary shares	193	193
Additional paid-in capital	55,623,841	55,941,000
Accumulated deficit	(43,809,369)	(44,009,864)
Accumulated other comprehensive income	1,550,523	1,407,954
Non-controlling interests	8,338	(6,309)

Total shareholders’ equity	13,373,764	13,333,213

Total liabilities and shareholders’ equity	45,760,525	45,787,782

iQIYI, INC.

Condensed Consolidated Statements of Cash Flows

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025
	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by/(used for) operating activities	242,517	(12,731)	(267,581)
Net cash provided by/(used for) investing activities (1,2)	(1,662,662)	(114,005)	763,706
Net cash provided by/(used for) financing activities	(2,611,570)	(465,256)	150,809
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(83,808)	(27,881)	(16,074)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(4,115,523)	(619,873)	630,860

Cash, cash equivalents and restricted cash at the beginning of the period	7,907,383	4,758,390	4,138,517
Cash, cash equivalents and restricted cash at the end of the period	3,791,860	4,138,517	4,769,377

Reconciliation of cash and cash equivalents and restricted cash:
Cash and cash equivalents	3,241,336	3,329,708	3,956,761
Restricted cash	—	2,062	1,853
Long-term restricted cash	550,524	806,747	810,763

Total cash and cash equivalents and restricted cash shown in the statements of cash flows	3,791,860	4,138,517	4,769,377

Net cash provided by/(used for) operating activities	242,517	(12,731)	(267,581)
Less: Capital expenditures (2)	(7,700)	(21,410)	(22,733)

Free cash flow	234,817	(34,141)	(290,314)

(1)	Net cash provided by or used for investing activities primarily consists of net cash flows from investing in debt securities, purchase of long-term investments and capital expenditures.
(2)	Capital expenditures are incurred primarily in connection with construction in process, computers and servers.

iQIYI, INC.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”), except for per ADS information, unaudited)

	Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025
	RMB	RMB	RMB
Operating income/(loss)	238,921	(46,168)	(121,809)
Add: Share-based compensation expenses	128,190	103,313	98,420
Add: Amortization of intangible assets(1)	1,533	1,533	1,533

Operating income/(loss) (non-GAAP)	368,644	58,678	(21,856)

Net income/(loss) attributable to iQIYI, Inc.	229,412	(133,708)	(248,932)
Add: Share-based compensation expenses	128,190	103,313	98,420
Add: Amortization of intangible assets(1)	1,533	1,533	1,533
Add: Disposal loss	22,265	—	—
Add: Impairment of long-term investments	91,243	25,950	—
Add: Fair value loss of long-term investments	7,407	17,564	799
Add: Tax effects on non-GAAP adjustments(2)	(263)	—	—

Net income/(loss) attributable to iQIYI, Inc. (non-GAAP)	479,787	14,652	(148,180)

Diluted net income/(loss) per ADS	0.24	(0.14)	(0.26)
Add: Non-GAAP adjustments to earnings per ADS	0.26	0.16	0.11

Diluted net income/(loss) per ADS (non-GAAP)	0.50	0.02	(0.15)

(1)	This represents amortization of intangible assets resulting from business combinations.
(2)	This represents tax impact of all relevant non-GAAP adjustments.